[LETTERHEAD OF MILBANK, TWEED, HADLEY & MCCLOY LLP]

September 10, 2004

Katherine Hsu, Esq.

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:                               Grupo TMM, S.A. de C.V.
Amendment No. 1 to the Registration Statement on Form F-1

Dear Ms. Hsu:

On behalf of our client, Grupo TMM, S.A. de C.V. (the "Company"), we are transmitting electronically, via EDGAR, Amendment No. 1 (the “Amendment”) to the Registration Statement on Form F-1 filed on August 20, 2004 (No. 333-118396) (the “Registration Statement”) relating to the resale by certain selling noteholders named in the prospectus of up to $392,646,832 of Senior Secured Notes due 2007.  The Amendment is marked to show changes made to the Registration Statement since its initial filing on August 20, 2004.  In this Amendment, we added the list of selling noteholders and the respective amounts of each noteholder that can be sold under the Registration Statement.  In addition, we included the Spanish language executed version and English translations of the exhibits that were previously missing.

As we discussed, during our telephonic conversation on Friday, August 27, 2004, we will file a post-effective amendment for the purpose of including additional selling noteholders.

Additionally, please find our supplemental response to the telephonic comments of the Division of Corporation Finance delivered on August 27, 2004.

                                The Company would like to have the Registration Statement declared effective as soon as practicable.  Kindly contact me at (212) 530-5921 or Michael C. Banks at (212) 530-5308 if you have any questions regarding the foregoing.

Very truly yours,
/s/ THOMAS C. JANSON
Thomas C. Janson

cc:	Juan Fernandez Galeazzi
Grupo TMM, S.A. de C.V.

Faustino Montero
PricewaterhouseCoopers